

Mail Stop 7010

September 25, 2007

Mr. Jeffrey N. Edwards
Senior Vice President and Chief Financial Officer
Merrill Lynch & Co, Inc.
4 World Financial Center
New York, New York 10080

> RE: Form 10-K for the Fiscal Year ended December 31, 2006
> Forms 10-Q for the Fiscal Quarters ended March 31, 2007 and June 30, 2007
> File No. 1-7182

Dear Mr. Edwards:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Management's Discussion and Analysis

Critical Accounting Policy and Estimates

Valuation of Financial Instruments, page 25

2. You made references to the use of external pricing services to determine the value of your OTC derivative financial instruments. Please disclose the names of the external pricing services used.

3. You disclosed that valuation adjustments are an integral component of the mark-to-market process and may be taken into account where either the sheer size of the trade or other specific features of the trade or particular market requires adjustments to the values derived from pricing models. Given the importance of the adjustments in the valuation process, please expand your disclosure to discuss the nature of these adjustments, the estimates and assumption used to arrive at these adjustments, as well as a quantified analysis of the impact of these adjustments on your financial statements.

Results of Operations, page 28

4. Please enhance your results of operations by quantifying the impact of each factor when multiple factors contribute to material fluctuations as well as by discussing the business reasons for fluctuations. Your revisions should include the following:
    - You disclosed that principal transaction revenues were 98% higher than a year ago with the strongest increases coming from credit products, commodities, and proprietary trading. Please disclose the specific credit products, commodities, and proprietary trading strategies as well as the underlying business reasons for the significant changes. Please also quantify the amounts involved;
    - You disclosed that investment banking revenues were up 23% due to increases in both debt and equity origination revenues as well as increases in merger and acquisition advisory revenues, driven by increased overall activity. Please disclose the amount of the increases in revenues due to debt and equity originations and merger and acquisition fees as well as the

Jeffrey N. Edwards
September 25, 2007
Page 3 of 10

        underlying business reasons for the significant changes in these revenue streams;

- You disclosed that prime brokerage reached a record in 2006 and continues to gain scale as you expand you relationships with hedge funds. Please quantify the amount of the hedge fund financing involved and the growth rate of this hedge fund financing; and
- You disclosed that other revenues were up 48% due primarily to higher revenues from private equity businesses and gains from the sale of mortgages and other loans, partially offset by lower net foreign exchange gains. Please disclose the amount of the revenue increase from your private equity businesses and the gains from the sale of mortgage and loan products as well as the underlying business reasons for the significant changes in these revenue streams.

Please refer to Items 303(a)(3)(i) and (iii) of Regulation S-K.

Contractual Obligations and Contingent Commitments, page 44

5. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Risk Management, page 50

6. Your disclosures on pages 55 and 101 indicate that you have interests in what are commonly referred to as sub-prime residential mortgages.

Although there may be differing definitions of sub-prime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:
- A rate above prime to borrowers who do not qualify for prime rate loans;
- Borrowers with low credit ratings (FICO scores);
- Interest-only or negative amortizing loans;
- Unconventionally high initial loan-to-value ratios;
- Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;
- Borrowers with less than conventional documentation of their income and/or net assets;
- Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;
- Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Based on your current public disclosures, it is possible that more clarity about your exposure to sub-prime loans could be helpful. Regardless of the materiality of your exposure, we respectfully request that you provide us with supplemental information about your involvement in sub-prime loans.

Preface your response by how you specifically define your sub-prime loans in practice, if at all. However, we ask that you consider the above definition, in general, as part of your response. In other words, we request that the information you provide be based, more or less, on the above definition. Where it does not, please provide specific guidance. Also, we may ask for information which may be hard for you to provide on a timely basis. Please consider alternative information that may address the concern, at least in part, but which can be readily provided.

Please provide us with a comprehensive analysis of your exposure to sub-prime residential loans. In particular:
- Provide us with your risk management philosophy as it specifically relates to sub-prime loans. Please address:
  - Your origination policies;
  - The purchase and securitization of loans, and;
  - Loans, commitments and investments in sub-prime lenders.
- Quantify your portfolio of sub-prime residential mortgages. If practicable, please breakout the portfolio to show the underlying reason for sub-prime definition, in other words, subject to payment increase, high LTV ratio, interest only, negative amortizing, and so on.
- Quantify the following regarding sub-prime residential mortgages. Explain how you define each category;
  - Non-performing loans;
  - Non-accrual loans;
  - The allowance for loan losses, and;
  - The most recent provision for loan losses.
- Quantify the principal amount and nature of any retained securitized interests in sub-prime residential mortgages.
- Quantify the current delinquencies in retained securitized sub-prime residential mortgages.
- Quantify any write-offs/impairments related to retained interests in sub-prime residential mortgages.
- Please address all involvement with special purpose entities and variable interest entities and quantify the sub-prime exposure related to such entities, regardless of whether they are consolidated for the purposes of generally accepted accounting principles.
- Quantify and describe any and all potential repurchase commitments you have regarding sub-prime residential mortgages.
- Quantify and describe any loans to, commitments in, or investments in sub-prime lenders. Describe any other potential exposures you may be subject to,

such as repurchase commitments related to the receipt of assets in bankruptcy, for example.

- Quantify your revenues from involvement in sub-prime loans. Break out such revenues based on fees, interest earned, servicing rights and other sources.

Where we have asked you to quantify amounts as of a point in time, please do so as of the end of your last full fiscal year and as of the most recent date practicable. Where we have asked you to quantify amounts for a period, please provide this for the last three full fiscal years and any more recent period if practicable. If you believe that you have provided any of the information requested in public filings, please direct us to such disclosures.

The above list is not intended to be all encompassing. To the extent that you are aware of other asset quality or performance information, or other factors that provide material information about your involvement with sub-prime residential mortgage loans, please provide that information as well.

If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from your involvement in sub-prime lending, is remote, please explain. If so, tell us what consideration you may give to a more transparent disclosure about this to inform readers of your level of involvement.

If you believe that a material adverse impact resulting from this exposure is reasonably possible, tell us what disclosures you may consider in order to provide a clearer understanding of this exposure.

7. You disclosed in your table of commercial loans by credit quality that you had approximately $9.7 billion of secured and unsecured loans and $6.6 billion of secured and unsecured commitments in the "Other" credit quality line item. Please provide more transparency of your risks related to "Other" credit quality by disclosing the respective dollar amounts and related credit ratings of assets in this category. Please also disclose industry or regional concentrations, your maximum exposure to loss, and the other applicable disclosures required by paragraph 15A of SFAS 107.

8. You disclosed that you enter into single name and basket credit default swaps to hedge certain exposures. Please disclose the types of exposures that you hedge, the dollar amount of the exposures, the credit ratings of the counterparties involved in credit default swaps, the duration of the credit default swaps by type of credit rating, and the amount of any collateral held.

Credit Risks – Derivatives, page 56

9. You disclosed in your table of derivatives by credit quality that you had approximately $5.7 billion in the "Other" credit quality line item. Please provide more transparency of your risks related to "Other" credit quality by disclosing the respective dollar amounts and related credit ratings of assets in this category. Please also disclose industry or regional concentrations, your maximum exposure to loss, and the other applicable disclosures required by paragraph 15A of SFAS 107.

Non-Investment Grade Holdings and Highly Leveraged Transactions, page 60

10. In your table of trading exposures to non-investment grade issuers or highly leveraged corporate issuers of counterparties on page 60, you disclosed that you excluded exposures to credit risks related to an underlying security where a derivative contract can either replicate ownership of the underlying security via long total-return swaps or potentially force ownership of the underlying security. Please disclose the dollar amount, the duration, the associated counter-party credit risks, and any collateral that you hold for long total return swaps, short put options and any other derivative instruments excluded from the table.

11. You disclosed that your single largest non-investment grade exposure is in the media and telecommunication sector. Please disclose the maximum amount of loss arising from this risk as required by paragraph 15A of SFAS 107.

Financial Statements

Consolidated Statements of Earnings, page 71

12. Please help us understand how you determined it was appropriate to reflect the gain associated with the BlackRock merger in total net revenues. Please refer to Rule 5.03 of Regulation S-X. Please also revise your description of the total net revenues line item to clarify that it is revenue, net of interest expense.

Consolidated Statements of Cash Flows, page 76

13. Please separately disclose the effect of exchange rate changes in cash balances held in foreign currencies in your statements of cash flows. Please refer to paragraph 25 of SFAS 95.

Notes to the Financial Statements

Note 1 – Summary of Significant Accounting Policies

Basis of Presentation, page 77

14. You state that during the second quarter of 2006 you began reporting cash flows from loans held for sale as operating activities, whereas in prior periods, these cash flows were classified as investing activities. You stated that you restated all prior period cash flows to conform to this presentation. It appears that this restatement resulted in an increase in cash used for operating activities of approximately $3.2 billion, which represented approximately 13% of your cash used for operating activities as reported in your Form 10-K for the year ended December 31, 2005. Please help us understand why you did not treat this revised presentation as a correction of error pursuant to SFAS 154.

Revenue Recognition, page 81

15. Please disclose your principal transaction revenues for each period by reporting category, such as but not limited to, fixed income, equity and foreign exchange and other derivative instruments, similar to that shown in Exhibit 4-4 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

Note 2 – BlackRock Merger, page 91

16. Please disclose how you arrived at the pre-tax gain amount of $2.0 billion related to the BlackRock merger, including how you determined the fair values of each component of the exchange. Please supplementally provide us with an explanation as to how your accounting for this exchange complied with paragraph 11 of SFAS 140.

Note 3 – Segment and Geographic Information, page 91

17. Prior to the BlackRock merger in September 2006, you reported your business in three segments: Global Markets/Investment Banking, Global Private Client, and Merrill Lynch Investments Manager. Subsequent to the merger, you report your business in two segments: Global Markets/Investment Banking and Global Wealth Management. As a result of the merger of your Merrill Lynch Investment Managers business with BlackRock, the Merrill Lynch Investment Managers segment ceased to exist and you created the Global Wealth Management segment. The newly created Global Wealth Management segment consists of your Global Private Client services, which were previously reported as a separate segment, and Global Investment Management. Please help us understand how you determined your operating segments subsequent to the merger under paragraph 10 of SFAS 131 and explain why. Your explanation should identify who your

CODM is and how you determined your CODM in accordance with paragraph 12 of SFAS 131. If you have aggregated multiple operating segments into the two reported segments, please tell us how you determined you met the aggregation criteria in paragraph 17 of SFAS 131.

Note 5. Investment Securities, page 94

18. The disclosures on page 81 indicate that you record earnings from investments accounted for using the equity method in other revenues on your statements of earnings. Please help us understand how you determined it was appropriate to present these earnings in net revenues. Please refer to Rule 5-03 of Regulation S-X and to the Current Developments in the Division of Corporation Finance Presentation given at the 30th Annual AICPA SEC Conference held on December 11, 2002. Please tell us the amounts recorded related to equity earnings in each period presented. Please also provide the disclosures required by paragraph 20 of APB No. 18.

Note 9. Borrowings

Long-Term Borrowings

Floating Rate LYONs, page 106

19. Please expand your disclosure to address how you account for the conversion features of the LYONs pursuant to SFAS 133 as well as how you treat the LYONs for purposes of calculating diluted EPS in accordance with SFAS 128.

Note 12. Commitments, Contingencies and Guarantees

Litigation, page 110

20. For each of the legal matters disclosed in Note 12 as well as in the Legal Proceedings section beginning on page 135, please disclose whether any amounts have been accrued pursuant to paragraph 8 of SFAS 5. If an exposure to loss exists in excess of amounts accrued and it is reasonably possible that a loss or additional loss may have been incurred, please also disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5.

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2007

General

21. Please address the comments above in your interim filings as well.

Note 3. Fair Value of Financial Instruments

Fair Value Option, page 27

22. For each group of eligible items in which you elected some but not all of the items
for the fair value option, please expand your discussion to help readers fully
understand your reasons for partial election. For example, you state that you
adopted the fair value option on a prospective basis for certain resale and
repurchase agreements. The fair value option election was made regionally based
on the underlying types of collateral. Open-ended resale and repurchase
agreements were excluded from the fair value option election. Please further
clarify what types of collateral you did and did not elect the fair value option for
as well as why you excluded the open-ended resale and repurchase agreements.
Refer to paragraph 18(b) of SFAS 159.

23. You state that the decrease in the fair value of loans, notes and mortgages for
which the fair value option was elected that was attributable to changes in
borrower-specific credit risk was not material for all periods presented. Please
disclose how you determined the gains and losses attributable to changes in credit
risk as required by paragraph 19(c)(2) of SFAS 159. In a similar manner, please
provide the disclosures required by paragraph 19(d)(3) of SFAS 159 for liabilities
with fair values that have been significantly affected during the reporting period
by changes in instrument-specific credit risk.

24. You state that you had an unrealized loss of $172 million, net of tax, related to
securities which were carried at fair value in accordance with SFAS 115 prior to
the adoption of SFAS 159. This unrealized loss was reclassified from
accumulated other comprehensive loss to retained earnings. Please tell us
whether these securities have subsequently been sold or if you currently have any
intention to sell them.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response on EDGAR as a correspondence
file. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange Act of 1934 and that they have

provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Branch Chief